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                                                Filed Pursuant to Rule 424(b)(1)
                                                Registration No. 333-75310

PROSPECTUS

                             TIPPERARY CORPORATION
                         Common Stock, $.02 par value
                                963,000 shares


     This prospectus relates to the public offering, which is not being underwritten, of 963,000 shares of our common stock by some of our current shareholders. Of these shares, 675,000 shares are outstanding as of the date of this prospectus, while 288,000 of these shares will be issuable upon the exercise of warrants.

     The prices at which the selling shareholders may sell their shares will be determined by the prevailing market price for our common stock or by negotiated transactions. We are paying the costs and expenses of registering these shares on behalf of the selling shareholders, although any brokerage commission associated with any sales will be borne by the selling shareholders. We will not receive any proceeds from the sale of the shares.

     Our common stock is traded on the American Stock Exchange under the symbol "TPY." On January 8, 2002 the last reported sale price of our common stock was $1.70 per share.

                             _____________________

     Investing in our common stock involves a high degree of risk. You should carefully consider the risk factors on page 6.

                             _____________________

     These securities have not been approved or disapproved by the Securities and Exchange Commission or any state securities commission nor has the Securities and Exchange Commission or any state securities commission passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

                             _____________________

     You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the shares.

In this prospectus, "we," "us" and "our" refers to Tipperary Corporation and its subsidiaries.

                  The date of this prospectus January 9, 2002.
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                               TABLE OF CONTENTS

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                                                                        Page
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
Forward-Looking Statements.............................................    3

Where You Can Find More Information About Us...........................    3

Summary of Our Business................................................    4

Risk Factors...........................................................    6

Use of Proceeds........................................................   15

Selling Shareholders...................................................   15

Plan of Distribution...................................................   16

Legal Matters..........................................................   17

Experts................................................................   17

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                          FORWARD-LOOKING STATEMENTS

     This prospectus and the documents incorporated by reference in this prospectus contain various forward-looking statements, within the meaning of
Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, and information that is based on management's belief as well as assumptions made by and information currently available to management. When used in this prospectus, words such as "anticipate," "estimate," "project," "forecast" and "expect" reflect forward-looking statements. Although we believe that the expectations reflected in our forward-looking statements are reasonable, we can give no assurance that our expectations will prove correct. Our forward-looking statements are subject to risks, uncertainties and assumptions. See "Risk Factors" below. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, estimated, projected, forecasted or expected.

                 WHERE YOU CAN FIND MORE INFORMATION ABOUT US

     We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission ("SEC"). Our SEC filings are available to the public over the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facilities at 450 Fifth Street, NW, Washington, D.C. 20549; 233 Broadway, New York, New York 10279, and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. You can also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 450 Fifth Street, NW, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities. Our SEC filings are also available at the offices of the American Stock Exchange which can be contacted by calling 212-306-1460.

     We have filed a registration statement on Form S-3 with the SEC for the common stock the selling shareholders are offering by this prospectus. This prospectus does not include all of the information contained in the registration statement. You should refer to the registration statement and its exhibits for additional information. Copies of the registration statement together with its exhibits may be inspected at the office of the SEC in Washington, D.C., without charge and copies of it may be obtained upon paying a fee. The registration statement may also be reviewed on the SEC's web site at http://www.sec.gov.

     The SEC allows us to "incorporate by reference" information from other documents that we file with it, which means that we can disclose important information by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the following documents into this prospectus:

     1. Our Transition Report on Form 10-KSB for the three-month period ended December 31, 2000, as amended;

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     2.   Our Quarterly Report on Form 10-QSB for the three-month period ended
          September 30, 2001;

     3. Our Quarterly Report on Form 10-QSB for the three-month period ended June 30, 2001;

     4. Our Quarterly Report on Form 10-QSB for the three-month period ended March 31, 2001, as amended;

     5.   Our Current Report on Form 8-K dated October 18, 2001;

     6. The description of our common stock set forth in our Registration Statement on Form 8-A dated April 1, 1992 and declared effective by the SEC on April 15, 1992; and

     7. all documents and reports we file with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and prior to the termination of this offering.

     You may request a copy of any of these documents, except exhibits to the documents, unless they are specifically incorporated by reference, at no cost by telephoning us at (303) 293-9379 or writing us at the following address:
Tipperary Corporation, 633 Seventeenth Street, Suite 1550, Denver, Colorado 80202, Attention: Elaine Treece, Corporate Secretary.

                            SUMMARY OF OUR BUSINESS

This summary highlights information in filings which are incorporated by reference in this prospectus. You should read the more detailed information contained in the documents we reference in this prospectus under "Where You Can Find More Information About Us."

Our Business

     We are an independent energy company focused on the exploration, production and development of natural gas from coalbed methane properties. We have in place an inventory of identified drilling opportunities to substantially increase reserves and production as well as exposure to significant exploration potential.

     Our primary focus is on our 90%-owned Australian subsidiary which owns a 65% non-operating, undivided interest in our primary producing property located in Queensland, Australia (the "Comet Ridge project"). The project covers approximately 964,000 acres in the Bowen Basin and consists of Authority to Prospect ("ATP") 526 covering approximately 686,000 acres and five petroleum leases that cover approximately 278,000 acres. The Queensland government recently renewed the ATP for a term ending October 31, 2004. The renewal was granted with an expenditure requirement of approximately US $8 million or approximately $5 million net to Tipperary's interest. In addition to ATP 526, our subsidiary holds 100% of three additional ATPs in the Bowen Basin covering a total of approximately 1.5 million acres.

     As of December 31, 2001, we have drilled 46 wells on the Comet Ridge project of which 18

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are connected to a gas pipeline, 16 are either being dewatered or are shut in pending connection and 12 wells are in various stages of completion. Production from the wells totals about 18 million cubic feet ("MMcf") of gas per day, of which approximately 13 MMcf per day of gas is sold, with the remainder being flared and vented or used in gas compression. Our subsidiary's share of these sales is approximately 8 MMcf per day. On September 28, 2001 we entered into a gas sales agreement to supply, upon the satisfaction of certain conditions, up to 260 Bcf of gas to Queensland Fertilizer Assets Limited. The 20-year term of this agreement starts in 2004 and would be in addition to our current sales under two existing five-year contracts with ENERGEX Retail Pty Ltd through May 2005.

     At December 31, 2000, we had estimated net proved reserves of 266 billion cubic feet ("Bcf") of natural gas in Australia, an increase of 134 Bcf over the September 30, 1999 proved reserves. The present value of estimated future net revenues, after income taxes, from our Australia reserves as of December 31, 2000, totaled $69.7 million, using a 10% discount rate. Our worldwide equivalent gas reserves at that time were 270 Bcf, with a present value after income taxes of $84.9 million.

     We believe that we have gained significant experience in coalbed methane exploration and development over a number of years and we seek to identify and exploit other coalbed methane opportunities that have potential for favorable returns. During fiscal years 2000 and 2001 we have acquired significant acreage in several Rocky Mountain coalbed methane exploration project areas.

     During fiscal 2000, we divested the majority of our conventional U.S. oil and gas assets in connection with our redirection of focus toward coalbed methane operations. Our only remaining conventional oil and gas property is our non-operated interest in 23 producing wells and undeveloped acreage in the West Buna field in Jasper and Hardin counties of east Texas. We may pursue the sale of this property at a later date.

     We were organized as a Texas corporation in January 1967. Our principal executive offices are located at 633 Seventeenth Street, Suite 1550, Denver, Colorado 80202 and our phone number at this office is (303) 293-9379. In addition, we have other offices at 952 Echo Lane, Suite 375, Houston, Texas 77024 and at Level 18, 307 Queen Street, Brisbane, Queensland 4000, Australia.

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                                 RISK FACTORS

We may not be able to raise adequate financing from outside sources to further develop our natural gas properties.

     With the substantial reduction in cash flow from operations following the sale of the majority of our U.S. producing oil and gas assets during fiscal 2000, there is not sufficient cash flow from operations to support our overhead and certain other projected cash needs during 2002. In December, 2001, we completed a rights offering to our existing shareholders in order to augment our cash funding needs. We raised $25.6 million in the offering. Of this amount, we repaid $17.5 million of debt owed to our largest shareholder. Even with the proceeds from the offering, we will likely need to pursue additional financing, which may include additional debt financing, further sales of common stock and asset sales. We may not be able to obtain additional financing required to fund our proposed business plan. To the extent financing is obtained, it may not be on terms beneficial to our stockholders.

We may require future funding from our majority stockholder the terms of which may be disadvantageous to us.

     For the past several years a significant source of liquidity has been from debt and equity financing provided by our majority stockholder, Slough Estates USA Inc. Slough made an equity investment of $20 million in our common stock through the rights offering noted above. We may need to seek additional funding from Slough, although we cannot give any assurance that Slough will be willing to make additional investments in us. Because alternative financing may not be available, additional stock purchases or loans of additional funds from Slough could be on terms that are not advantageous to our other stockholders.

We lack diversification because our business plan is highly concentrated in coalbed methane properties in Australia.

     Because we lack diversification, our financial results and condition in the near term and possibly longer term will rely significantly upon the success of our Australian operations. In the fiscal year ended September 30, 2000, we sold most of our conventional U.S. oil and gas properties after determining in early 2000 to concentrate on the exploration and development of coalbed methane properties. Currently, most of our efforts and resources are being expended on our coalbed methane properties located in Queensland, Australia.

Failure to pay by our two major customers could negatively affect our results of operations.

     Loss of revenue from our major customers due to nonpayment could have a negative impact on our results of operations. In the United States, one purchaser currently represents over 50% of our domestic oil and gas revenue. All of our Australia natural gas sales are currently

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made to one purchaser under two five-year gas supply contracts.

We must successfully acquire or develop additional reserves of gas or oil in order to continue long-term production.

     Our future production of gas and oil is highly dependent upon our level of success in acquiring or finding additional reserves. The rate of production from our oil and gas properties generally decreases as reserves are depleted. Since we have divested the majority of our oil and gas properties in the U.S. in connection with our focus on the Comet Ridge project in Australia, it will be important for us to develop gas reserves on this project.

We have limited control over development of our properties because we are not the operator of the properties; we are in litigation with the operator of our Australian property.

     As the non-operating owner of working interests in Australia and the United States, we do not have the right to direct or control with certainty the drilling and operation of wells on the properties. As a result, the rate and success of the drilling and development activities on those properties operated by others may be affected by factors outside of our control, including:

  .  the timing and amount of capital expenditures;

  .  the operator's business and technical expertise and financial resources;
     and

  .  the selection of suitable technologies for certain operational activities.

     If the operators of these properties do not reasonably and prudently drill and develop these properties, then the value of our working interests may be negatively affected. We and other non-operating interest owners in the Comet Ridge project have brought a lawsuit against the operator on the project for, among other claims, breach of the operating agreement, and we are seeking the removal of this operator from the project. While the operator is legally obligated to perform its duties under the operating agreement during the pendency of the lawsuit, our relationship with the operator is strained, which may adversely affect the development of the project.

The Australian gas market is currently limited and in the early stages of development, and gas markets may not develop sufficiently to provide us with financial success.

     If, as we develop and expand production of our Australian gas reserves, the Australian market for gas does not also develop and grow, there may be too much gas for the market to absorb, causing natural gas prices to significantly decrease, which would negatively impact our results of operations and financial condition. Unlike the United States, Australia's market for natural gas is developing and is primarily based on commercial and industrial use. In


                                       7
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addition, as of the date of this prospectus, significant pipeline and other gas transportation infrastructure to transport large amounts of gas from certain distant areas to major population centers is limited.

Sales of outstanding shares may hurt our stock price.

     The market price of our common stock could fall substantially if our stockholders sell large amounts of our common stock. The possibility of such sales in the public market may also hurt the market price of our common stock. As of the date of this prospectus, we had 38,971,489 shares of common stock outstanding. Potential future sales of our common stock include approximately 26,700,000 shares beneficially held by our officers, directors and principal stockholders representing approximately 63.9% of the total number of shares then outstanding. In addition to the shares of common stock offered in this prospectus, there is currently another effective registration statement registering the public offer and sale of 1,463,328 shares of our common stock held by unaffiliated stockholders. In addition, the daily trading volume of our common stock has not been significant for the past several years. Any continuous or large sales of our common stock in the open market can be expected to result in the volatility of our share price.

Competing supplies of gas in Australia would be a detriment to our earnings.

     Alternative large-scale supplies of natural gas, whether from within or outside of Queensland, would significantly affect the future supply for natural gas in the Queensland market, the area of our primary focus. One such alternative would be the proposed 1,988-mile gas pipeline that would connect Queensland with Papua New Guinea's southern highlands fields, which contain significant gas reserves. Completion of this pipeline project, a pipeline proposal to bring gas from the Timor Sea into eastern Australia, or the availability of other gas supplies could lower the price of natural gas and as a result, adversely impact our earnings and financial condition.

Existing principal stockholders and management own a significant amount of our outstanding stock which gives them control of our activities.

     Existing principal stockholders and management own approximately 63.9% of the outstanding shares of our common stock. Such persons, as a practical matter, control our operations as they are able to elect all members of our board of directors.

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Our reported reserves of gas and oil represent estimates which may vary materially over time due to many factors.

     Generally. Our estimated reserves may be subject to downward revision based upon future production, results of future development, prevailing oil and gas prices, foreign exchange rates, operating and development costs and other factors. There are numerous uncertainties and uncontrollable factors inherent in:

  .  estimating quantities of oil and gas reserves,

  .  projecting future rates of production, and

  .  timing of development expenditures.

     In addition, the estimates of future net cash flows from our proved reserves and the present value of such reserves are based upon various assumptions about future production levels, prices and costs that may prove to be incorrect over time. Any significant variance from the assumptions could result in material differences in the actual quantity of our reserves and amount of estimated future net cash flows from our estimated oil and gas reserves.

     Proved Reserves; Ceiling Test. A deterioration of gas or oil prices could result in our recording a non-cash charge to earnings at the end of a quarter or year. We have incurred write-downs in the past and may do so in the future. Our proved reserve estimates are based upon our analysis of our oil and gas properties and are subject to rules established by the SEC. We periodically review the carrying value of our oil and gas properties under the full cost accounting rules of the SEC. Under these rules, capitalized costs of oil and gas properties on a country-by-country basis may not exceed the present value of estimated future net cash flows from proved reserves, discounted at 10%, plus the lower of cost or fair market value of unproved properties as adjusted for related tax effects. At the end of each quarter, the test is applied using unescalated prices in effect at the applicable time and may result in a write-down if the "ceiling" is exceeded, even if prices decline for only a short period of time.

Our future hedging activities may prevent us from realizing the benefits in gas or oil price increases.

     To the extent that we engage in hedging activities, we may be prevented from realizing the benefits of price increases above the levels of the hedges during certain time periods. From time to time we have engaged in hedging activities with respect to some of our projected oil and gas production through a variety of financial arrangements designed to protect against price declines, including swaps, collars and futures agreements. We currently are not a party to any hedging contracts but may engage in hedging in the future.

Exercise of outstanding warrants and options may dilute current stockholders.

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     Our outstanding warrants and options could inhibit our ability to obtain new equity because of reluctance by potential equity holders to absorb potential dilution to the value of their shares. As of December 31, 2001, we had warrants and options outstanding to purchase 3,504,174 shares of our common stock at a weighted average exercise price of $2.51 representing 8.2% of the outstanding shares of common stock, assuming their full exercise. These warrants and options enable the holder to profit from a rise in the market value of our common stock with potential dilution to the existing holders of common stock.

Our board of directors can issue preferred stock with terms that are preferential to our common stock.

     Our board of directors may issue up to 10,000,000 shares of cumulative preferred stock and up to 10,000,000 shares of non-cumulative preferred stock without action by our stockholders. The board of directors has the authority to divide the two classes of preferred stock into series and to fix and determine the relative rights and preferences of the shares of any series. Rights or preferences could include, among other things:

  . the establishment of dividends which must be paid prior to declaring or paying dividends or other distributions to our common stockholders,

  . greater or preferential liquidation rights which could negatively affect the rights of common stockholders, and

  . the right to convert the preferred stock at a rate or price which would have a dilutive effect on the outstanding shares of common stock.

     In addition, the ability of our board of directors to issue preferred stock could impede or deter unsolicited tender offers or takeover proposals.

We are subject to political and economic risks with respect to our Australian operations.

     Our primary operations are in Australia, where we conduct natural gas exploration, development and production activities, which may be subject to:

  . political and economic uncertainties, including changes, in governmental energy policies or the personnel administering them,

  .  cancellation or modification of contract rights, and

  . royalty and tax increases and other risks arising out of governmental sovereignty over the areas in which we conduct our operations.

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     Consequently, our Australian operations may be substantially affected by factors beyond our control, any of which could negatively affect our financial performance. Further, in the event of a dispute in Australia that does not arise under the joint operating agreement for the Comet Ridge project, we may be subject to the exclusive jurisdiction of Australian courts or we may not be successful in subjecting non-U.S. persons to the jurisdiction of courts in the U.S., either of which could adversely affect the outcome of a dispute.

Our exploration rights in Australia are subject to renewal at the discretion of the government.

     Gas exploration in Queensland, Australia is conducted under an ATP which is granted at the discretion of the Queensland Minister for Mines and Energy. Each ATP requires the expenditure of a set amount of exploration costs, and is subject to renewal every four years. On renewal of an ATP, the Minister may require reduction of the area to which the ATP applies. The Queensland government recently renewed ATP 526, covering approximately 686,000 acres for a term expiring October 31, 2004. The expenditure requirement over the term of the ATP is approximately US $8 million, or US $5.1 million net to our interest.

We may be negatively impacted by the currency exchange rate between United States and Australia since we receive significant revenues from gas sales in Australia.

     We may experience losses from currency fluctuations of the Australian dollar. Currently, a substantial portion of our revenues is generated from natural gas sales denominated in Australian currency. These revenues are impacted by foreign currency fluctuations. In addition, the reported value of our Australian subsidiary's net assets is subject to currency fluctuations. Foreign revenues are also subject to special risks that may disrupt markets, including the risk of war, civil disturbances, embargo and government activities.

We face significant operating risks which may not be insurable.

     Our exploration, drilling, production and transportation of oil and gas can be hazardous. Unforeseen occurrences can happen, including property title uncertainties, unanticipated pressure or irregularities in formations, blowouts, cratering, fires and loss of well control, which can result in damage to or destruction of wells or production facilities, injury to persons, loss of life or damage to property or the environment. Even if our exploration activities discover gas and oil reserves, we may not be able to produce quantities sufficient to justify the cost. We maintain insurance against certain losses or liabilities arising from our operations in accordance with customary industry practices and in amounts that our management believes to be prudent. However, insurance is not available for all operational risks, such as the transportation and market risks we face in Australia. The occurrence of a significant event that is not fully insured could negatively impact our results of operations and financial condition.

We face significant risks that natural gas property acquisition and development will not

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meet expectations or will subject us to unforeseen environmental liability.

     While we perform a review consistent with industry practices prior to acquiring any gas and oil property, reviews of this type are inherently incomplete. It generally is not feasible to review in-depth every individual property involved in each acquisition. However, even a detailed review of records and properties may not necessarily reveal existing or potential problems, nor will it permit us to become sufficiently familiar with the properties to assess fully their deficiencies and potential. Inspections may not always be performed on every well, and environmental problems, such as ground water contamination, are not necessarily observable even when an inspection is undertaken. Even when problems are identified, we may be required to assume certain environmental and other risks and liabilities in connection with acquired properties. There are numerous uncertainties inherent in estimating quantities of proved oil and gas reserves and actual future production rates and associated costs with respect to acquired properties, and actual results may vary substantially from those assumed in the estimates. Therefore, while our current projects do not include the acquisition of developed properties, future acquisitions may have a negative effect upon our operating results.

Significant governmental regulations and other legal considerations increase our operating costs and subject us to potential significant liability.

     Generally. Our U.S. exploration, development, production and marketing operations are regulated extensively at federal, state and local levels. These laws and regulations govern a wide variety of matters. For example, most states in which we operate regulate the quantities of natural gas that may be produced from wells within their borders to prevent waste in the production of natural gas and to protect the correlative rights of competing interest owners. From time to time, regulatory agencies have imposed price controls and limitations on production by restricting the rate of flow of oil and gas wells below actual production capacity in order to conserve supplies of oil and gas. It is not possible at this time to determine what changes may occur with respect to such regulations and what effect, if any, possible changes may have on us and the oil and gas industry as a whole.

     Environmental. Our U.S. gas and oil operations are subject to significant federal, state and local governmental regulations with respect to the production, handling, transportation and disposal of gas and oil and their by-products, including water, for which our liability could extend beyond the time period during which we own the properties. Our Australian operations are also subject to similar regulation by the Australian authorities. To date, we have not been required to expend significant resources in order to satisfy applicable environmental laws and regulations. However, compliance costs under existing legal requirements and under any new requirements that might be enacted could become material. Additional matters subject to governmental regulation include discharge permits for drilling operations, performance bonds, reports concerning operations, the spacing of wells, unitization and pooling of properties and taxation. Although we believe that we are in substantial compliance with existing applicable environmental laws and regulations, it is possible that substantial costs for compliance may be

                                      12
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incurred in the future under current or new environmental laws which may negatively impact our results of operations or financial condition.

Australia.

     Commonwealth of Australia Regulations. The regulation of the oil and gas industry in Australia is similar to that of the United States, in that regulatory controls are imposed at both the state and commonwealth levels. Specific commonwealth regulations impose environmental, cultural heritage and native title restrictions on accessing resources in Australia. These regulations are in addition to any state level regulations. Native title legislation was enacted in 1993 in order to provide a statutory framework for deciding questions such as where native title exists, who holds native title and the nature of native title which were left unanswered by a 1992 Australian High Court ("Court") decision. The Commonwealth and Queensland State governments have passed amendments to this legislation to clarify uncertainty in relation to the evolving native title legal regime in Australia created by the decision in another Court case decided in 1996. Each authority to prospect, petroleum lease and pipeline license must be examined individually in order to determine validity and native title claim vulnerability.

     State of Queensland Regulations. The regulation of exploration and recovery of gas and oil within Queensland is governed by state-level legislation. This legislation regulates access to the resource, construction of pipelines and the royalties payable. There is also specific legislation governing cultural heritage, native title and environmental issues. Environmental matters are highly regulated at the state level, and most states in Australia have in place comprehensive pollution and conservation regulations. In particular, gas and oil operations in Queensland must comply with the Environmental Protection Act and the Australian Petroleum Production and Exploration Association Code of Practice. The cost to comply with these regulations cannot be estimated at this time, although we believe that costs will not be material and will not significantly hinder or delay our development plans in Australia.

     Australia Crude Oil and Gas Markets. The Australia and Queensland onshore crude oil markets are not regulated. However, a national regulatory framework for the natural gas market in Australia has been established. The National Gas Access Regime has among its objectives to provide a process for establishing third party access to natural gas pipelines, to facilitate the development and operation of a national natural gas market, to promote a competitive market for gas in which customers are able to choose their supplier, and to provide a right of access to transmission and distribution networks on fair and reasonable terms and conditions.

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Our federal tax loss carryforwards expire if unused at various dates through fiscal 2020.

     As of December 31, 2000, we had net operating loss carryforwards for federal income tax purposes of approximately $26 million, which expire at various dates through fiscal 2020, subject to certain limitations. To the extent we generate taxable income, the utilization of these carryforwards provides us with a significant benefit by effectively lowering our current federal income tax rate from approximately 35% to approximately 2%. Under complex federal income tax rules, our net operating loss carryforwards are subject to annual limitations if there is a change of over 50% in our stock ownership during any three-year period. Thus, usage of our net operating loss carryforwards could be limited, for example, if we issue substantial amounts of common stock, or if our large stockholders sell substantial amounts of their common stock. Also, if we are acquired by another entity, the acquirer could be limited in its ability to utilize the loss carryforwards which might negatively affect the purchase price for our common stock.

We are dependent upon the services of our President and Chief Executive Officer.

     We are highly dependent on the services of our President, Chief Executive Officer and Chairman of the Board, David L. Bradshaw. The Company recently entered into an employment agreement with Mr. Bradshaw for a renewable term of two years, but we do not carry any key man life insurance on Mr. Bradshaw. The loss of his services could negatively impact our operations.

Uncertainty due to terrorist attacks and war may adversely impact financial results and condition, our ability to raise capital and our future growth.

     The attacks that occurred in New York, Pennsylvania and Washington, D.C. on September 11, 2001, and future attacks and war risks may adversely impact our results of operation, financial condition, ability to raise capital or future growth. The impact that the terrorist attacks of September 11, 2001, may have on the oil and gas industry in general, and on us in particular, is not known at this time. Uncertainty surrounding retaliatory military strikes or a sustained military campaign may impact our operations in unpredictable ways, including general disruptions to commerce and the possibility that oil and gas infrastructure facilities, such as refineries, pipelines and storage structures, could be direct targets of, or indirect casualties of, an act of terror or war. In addition, war or the risk of war may also have an adverse effect on the economy. A lower level of economic activity could result in a decline in the consumption of oil and gas which will negatively affect our revenues, financial position and future growth. Furthermore, instability in the financial markets as a result of terrorism or war could also affect our ability to raise capital.

                                USE OF PROCEEDS

Since this prospectus relates to the offering of shares by selling shareholders, we will not receive any of the proceeds from the sale of the shares offered in this prospectus, but we will receive proceeds from the exercise of the 288,000 warrants which are outstanding as of the date of this prospectus. Each warrant entitles the holder to obtain one share of our common stock by payment of the exercise price of $2.00 per share. If all 288,000 warrants were exercised, we would receive $576,000, without deduction for expenses. We anticipate using any proceeds from the exercise of the warrants to fund further exploration and development costs in our Australian properties, and for general corporate purposes. However, we cannot ensure that any of the warrants will be exercised.

                             SELLING SHAREHOLDERS

     The following table sets forth (a) the name and address of the selling shareholders and (b) the number of shares owned by the selling shareholders, the number of shares being offered for sale by the selling shareholders and the number of shares to be owned by the selling shareholders after the offering of the shares, assuming the sale of all shares offered by the selling shareholders. No selling shareholder has had a material relationship with us in the past three years:


                                          Shares Beneficially                                    Shares Beneficially
 Name and Address of Selling                Owned Prior to              Number of Shares             Owned After
        Shareholders                          Offering(1)                 Being Offered             Offering (2)
        ------------                          -----------                 -------------             ------------
                                         Number        Percent                                 Number          Percent
                                         -----         -------                                 -----           -------
Deane H. Stoltz                         675,136         1.7%              675,000                  136            Nil
110 W. Louisiana St., Ste 250
Midland, Texas 79701

James H. Marshall
27261 Lakeway Court                   1,646,846         4.2%              144,000 (3)        1,502,846           3.8%
Bonita Springs, Florida 34134

James F. Knott
4405 Brynwood Dr., Quail West         1,543,175         4.0%              144,000 (3)        1,399,175           3.6%
Naples, Florida 33999


(1) Beneficial ownership is determined in accordance with the rules of the SEC and includes shares as to which the named person has or shares voting or investment power. To our knowledge, each individual in the table has sole voting and sole investment power with respect to all shares of common stock beneficially owned, subject to community property laws where applicable.

(2) Assumes that all shares offered hereby by the selling shareholder are actually sold and no other shares of common stock are acquired by the selling shareholder.

(3) Shares underlying outstanding warrants which are exercisable at $2.00 per share.

                             PLAN OF DISTRIBUTION

     The selling shareholders may sell the common stock from time to time in one or more transactions through the American Stock Exchange or any other exchanges or automated quotation system on which our common stock may be admitted for trading or listing. Such sales may be made at market prices prevailing at the time of sale, at prices related to the prevailing market prices, or at negotiated prices. In addition, the selling shareholders may sell some or all of their common stock through:

  .  privately negotiated transactions;

  . a block trade in which a broker-dealer may resell a portion of the block, as principal, in order to facilitate the transaction;

  . purchases by a broker-dealer, as principal, and resale by the broker-dealer for its account; or

  . ordinary brokerage transactions and transactions in which a broker solicits purchasers.

     The selling shareholders may also sell or transfer the common stock in connection with hedging transactions, covering short sales or loans or pledges to broker-dealers. The selling shareholders may negotiate and pay broker-dealers commissions, discounts or concessions for their services. Broker-dealers engaged by the selling shareholders may allow other broker-dealers to participate in resales. However, the selling shareholders and any broker-dealers involved in the sale or resale of the common stock may qualify as "underwriters" within the meaning of Section 2(a)(11) of the Securities Act of 1933 (the "1933 Act"). In addition, the broker-dealers' commissions, discounts or concession may qualify as underwriters' compensation under the 1933 Act. If the selling shareholders qualifies as "underwriters," they will be subject to the prospectus delivery requirements of Section 5(b)(2) of the 1933 Act.

     In addition to selling their common stock under this prospectus, the selling shareholders may:

  . agree to indemnify any broker-dealer or agent against certain liabilities related to the selling of the common stock, including liabilities arising under the 1933 Act;

  . transfer their common stock in other ways not involving market makers or established trading markets, including directly by gift, distribution, or other transfer; or

  . sell their common stock under Rule 144 of the 1933 Act rather than under this prospectus, if the transaction meets the requirements of Rule 144.

     We have informed the selling shareholders that they are legally required to deliver copies of this prospectus in connection with any sale of securities registered hereunder. Under registration rights agreements with the selling shareholders, we have agreed to bear the expenses relating to this offering, excluding any underwriting discounts or commissions. We have also agreed to indemnify the selling shareholders against liabilities in connection with this offering, including liabilities under the 1933 Act.

     We have advised the selling shareholders that they are required to comply with Regulation M promulgated under the Securities Exchange Act of 1934 during such time as they may be engaged in a distribution of the shares. With some exceptions, Regulation M precludes any selling shareholder, any affiliated purchasers and any broker-dealer or other person who participates in such distribution from bidding for or purchasing, or attempting to induce any person to bid for or purchase any security that is the subject of the distribution until the entire distribution is complete. Regulation M also prohibits any bids or purchases made in order to stabilize the price of a security in connection with the distribution of that security. All of the foregoing may affect the marketability of the common stock.

                                 LEGAL MATTERS

     The legality of the common stock offered in this prospectus is being passed upon by Jones & Keller, P.C., Denver, Colorado.

                                    EXPERTS

     The financial statements incorporated in this prospectus by reference to our Transition Report on Form 10-KSB for the three-month period ended December 31, 2000, as amended, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of the firm as experts in auditing and accounting.